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Stronger
Southwest
Podcast
Presented by
ELLIOTT

Podcast

Stronger Southwest Podcast

Elliott Investment Management

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The latest in Elliott Investment Management's efforts to help restore Southwest Airlines to its industry-leading position, including conversations with Elliott's exceptional director candidates.

Introducing the Stronger Southwest Podcast

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Stronger
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Gregg Saretsky, former CEO of WestJet

Stronger Southwest Podcast

Gregg Saretsky reflects on his journey through the airline industry, from working as a flight attendant and gate agent in college to serving as the president & CEO of WestJet, and how his experiences would add value to Southwest's Board of...

Today • 18 min 42 sec

Stronger
Southwest
Podcast

Introducing the Stronger Southwest Podcast

Stronger Southwest Podcast

Delivering a Stronger Southwest Airlines for Customers, Employees and Shareholders Elliott Investment Management, one of Southwest Airlines' largest shareholders, believes that Southwest represents the most compelling airline turnaround...

Today • 1 min

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Stronger Southwest Podcast
Presented by
ELLIOTT

Stronger Southwest Podcast

Elliott Investment Management LP

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Stronger
Southwest
Podcast
Presented by
ELLIOTT

1H AGO · EPISODE 1 · 1 MIN

Introducing the Stronger Southwest Podcast

Stronger Southwest Podcast

Play

Delivering a Stronger Southwest Airlines for Customers, Employees and Shareholders

Elliott Investment Management, one of Southwest Airline's largest shareholders, believes that Southwest represents the most compelling airline turnaround opportunity in the last two decades. Our goal is to restore Southwest's status as an industry-leading airline.

Stronger Southwest Homepage: https://strongersouthwest.com/

Learn more about our nominees here:
https://strongersouthwest.com/nominees/

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 14, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 14, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 14, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 14, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

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Stronger Southwest Podcast	Updated Weekly	October 14, 2024 at 9:57 PM UTC
Length	**Episode**	**Rating**
1 min	1	Clean

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Introducing the Stronger Southwest Podcast

OCTOBER 14TH, 2024 | 01:00 | E1

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EPISODE NOTES

Delivering a Stronger Southwest Airlines for Customers, Employees and Shareholders

Elliott Investment Management, one of Southwest Airline's largest shareholders, believes that Southwest represents the most compelling airline turnaround opportunity in the last two decades. Our goal is to restore Southwest's status as an industry-leading airline.

Stronger Southwest Homepage: **https://strongersouthwest.com/**

Learn more about our nominees here: **https://strongersouthwest.com/nominees/**

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT **HTTP://WWW.SEC.GOV**. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 14, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 14, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 14, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 14, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

SHOW CONTRIBUTORS   Bri Scholtz



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New Podcast Episode

Introducing the Stronger Southwest Podcast



Stronger Southwest Podcast

Today • 1 min

Episode Description

Delivering a Stronger Southwest Airlines for Customers, Employees and Shareholders

Elliott Investment Management, one of Southwest Airline's largest shareholders, believes that Southwest represents the most compelling airline turnaround opportunity in the last two decades. Our goal is to restore Southwest's status as an industry-leading airline.

Stronger Southwest Homepage: https://strongersouthwest.com/

Learn more about our nominees Here: https://strongersouthwest.com/nominees/

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 14, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 14, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 14, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 14, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

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Stronger
Southwest
Podcast
Presented by
ELLIOTT

0:00 / 1:00

Introducing the Stronger Southwest Podcast

Stronger Southwest | Analytics | Edit video | Like | Share | Download | Save

5 views Oct 14, 2024
Delivering a Stronger Southwest Airlines for Customers, Employees and Shareholders

Elliott Investment Management, one of Southwest Airline's largest shareholders, believes that Southwest represents the most compelling airline turnaround opportunity in the last two decades. Our goal is to restore Southwest's status as an industry-leading airline.

Stronger Southwest Homepage: https://strongersouthwest.com/

Learn more about our nominees here: https://strongersouthwest.com/nominees/

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 14, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 14, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 14, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 14, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

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MATERIALS RELATED TO EPISODE NO. 1 OF THE PODCAST
OCTOBER 15, 2024

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4H AGO · EPISODE 2 · 19 MIN

Gregg Saretsky, former CEO of WestJet

Stronger Southwest Podcast

▶ Play

...

Gregg Saretsky reflects on his journey through the airline industry, from working as a flight attendant and gate agent in college to serving as the president & CEO of WestJet, and how his experiences would add value to Southwest's Board of Directors.

Stronger Southwest Homepage: https://strongersouthwest.com/

Learn more about our nominees here: https://strongersouthwest.com/nominees/

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott") intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 15, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 15, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,115,500 shares of Common Stock. Additionally, as of October 15, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 15, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

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Stronger Southwest Podcast

Length
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Episode
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Published
October 15, 2024 at 6:00 AM EDT

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Presented by ELLIOTT

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Gregg Saretsky, former CEO of WestJet

OCTOBER 15TH, 2024 | 18:42 | E2

EPISODE NOTES

Gregg Saretsky reflects on his journey through the airline industry, from working as a flight attendant and gate agent in college to serving as the president & CEO of WestJet, and how his experiences would add value to Southwest's Board of Directors.

Stronger Southwest Homepage: **https://strongersouthwest.com/**

Learn more about our nominees here: **https://strongersouthwest.com/nominees/**

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT **HTTP://WWW.SEC.GOV**. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 15, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 15, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 15, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 15, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

SHOW CONTRIBUTORS

Gregg Saretsky
Bri Scholtz

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● New Podcast Episode

Gregg Saretsky, former CEO of WestJet

Stronger Southwest Podcast

Today • 18 min 42 sec

▶ ⊕ …

Episode Description

Gregg Saretsky reflects on his journey through the airline industry, from working as a flight attendant and gate agent in college to serving as the president & CEO of WestJet, and how his experiences would add value to Southwest's Board of Directors.

Stronger Southwest Homepage: https://strongersouthwest.com/

Learn more about our nominees here: https://strongersouthwest.com/nominees/

("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 15, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 15, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 15, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 15, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

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Gregg Saretsky, former CEO of WestJet

Stronger Southwest
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Gregg Saretsky reflects on his journey through the airline industry, from working as a flight attendant and gate agent in college to serving as the president & CEO of WestJet, and how his experiences would add value to Southwest's Board of Directors.

Stronger Southwest Homepage: https://strongersouthwest.com/

Learn more about our nominees here: https://strongersouthwest.com/nominees/

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 15, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 15, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 15, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 15, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

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Elliott Launches "Stronger Southwest" Podcast Featuring 1:1 Conversations with Its World-Class Director Nominees

Today Elliott announced the launch of Stronger Southwest, a new podcast series that will feature 1:1 conversations with Elliott's highly qualified director nominees. Episodes can be accessed on StrongerSouthwest.com, and are available on Apple, Spotify and everywhere podcasts are heard. You can not only listen to the conversations on all major podcast feeds, but also can watch the episodes on YouTube.



The first episode features Nominee Gregg Saretsky, who has significant leadership and industry experience stemming from his nearly 40-year career in aviation. Mr. Saretsky discusses his early years in the industry, "where the aviation fuel got in [his] blood," as well as lessons learned from his time as CEO of WestJet – among other roles – and the high-value potential he believes can be delivered at Southwest, including insights such as:

"If a company loses its way, it loses its culture. You really have to be mindful of both those things simultaneously."

"Great union relationships are founded on really making the investment of ensuring that issues are brought in a timely fashion and dealt with."

"Having spent ten years of my life at the Southwest of Canada, and having been a part of some exciting changes that led to great outcomes, [it's exciting to have] the opportunity to be part of the grandfather of the low cost carriers, to help them get back to a point of real prominence and profitability in the industry."

"Southwest just has such a great story and such a great history and so many good things to be proud of and to leverage, that being a part of that, as an airline person, would be the best thing possible."

Listen to Episode 1

Listeners can access the Stronger Southwest Podcast on StrongerSouthwest.com/podcast, with episode one available now on Simplecast, Apple, Spotify, YouTube, and everywhere podcasts are heard.

And in case you missed it:

Elliott Calls for Special Meeting of Shareholders in Order to Bring Urgently Needed Change to Southwest

For more information about Elliott's investment in Southwest, please visit StrongerSouthwest.com.

About Elliott

Founded in 1977, Elliott Investment Management L.P. (together with its affiliates, "Elliott") is one of the oldest investment managers of its kind under continuous management. Elliott manages multi-strategy investment funds with approximately $69.7 billion of assets as of June 30, 2024. Our investors include pension funds, private endowments, charitable foundations, family offices and employees of the firm, and our offices are located in Florida, Connecticut, New York, California and London.

Media Contact:
Casey Friedman
Elliott Investment Management L.P.
(212) 478-1780
cFriedman@elliottmgmt.com

Investor Contact:
Okapi Partners
Direct: (212) 297-0720
Toll Free: (877) 629-6357
investors@strongersouthwest.com

Privacy Policy | Disclaimer





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WEBSITE UPDATES
OCTOBER 14, 2024



LETTERS   PRESENTATIONS   PRESS RELEASES   NOMINEES   ABOUT ELLIOTT   **CONTACT**

Stronger Southwest

VIEW PRESENTATION ›

Elliott Calls for Special Meeting of Shareholders in Order to Bring Urgently Needed Change to Southwest
10/14/2024 | Click Here to Read Press Release

Delivering a Stronger Southwest Airlines for Customers, Employees and Shareholders

Elliott Investment Management, one of Southwest Airline's largest shareholders, believes that Southwest represents the most compelling airline turnaround opportunity in the last two decades. Our goal is to restore Southwest's status as an industry-leading airline.

The Stronger Southwest plan calls for clear steps to improve performance for the benefit of customers, employees and shareholders, including:

- Restoring the efficiency required to **continue offering low fares**
- Modernizing the product offering to **align with today's customer preferences and expectations**
- Holding management accountable and **ensuring strong operational performance**
- Facilitating investment in technology and new assets to **run the reliable operation that passengers and employees deserve**

As one of the Company's largest investors, we look forward to collaborating with Southwest to restore best-in-class performance.

We have nominated eight independent, highly qualified candidates for Southwest's Board.

These candidates were selected through a months-long global search for the best individuals with the optimal mix of backgrounds and expertise to address Southwest's current challenges and deliver on the company's potential.

The final group of candidates includes former airline CEOs and Deputy CEOs and candidates with complementary expertise in technology, hospitality, consumer-focused businesses, labor relations and regulatory oversight, including experience leading organizational change in these areas.

Michael Cawley
Former Deputy CEO, COO and CFO of Ryanair

David Cush
Former CEO of Virgin America

Sarah Feinberg
Former Transportation Regulator and Administrator of the Federal Railroad Administration

Hon. Joshua "Josh" Gotbaum
Seasoned Advisor to Companies and Labor Groups and Former Hawaiian Airlines Trustee

David "Dave" Grissen
Former Group President of Marriott International

Robert Milton
Former CEO of Air Canada and ACE Aviation Holdings and Former Chairman of United Airlines

Gregg Saretsky
Former CEO of WestJet

Patricia "Patty" Watson
CIO and CTO of NCR Atleos

About Elliott

Founded in 1977, Elliott Investment Management L.P. (together with its affiliates, "Elliott") is one of the oldest investment managers of its kind under continuous management. Elliott manages multi-strategy investment funds with approximately $69.7 billion of assets as of June 30, 2024. Our investors include pension funds, private endowments, charitable foundations, family offices and employees of the firm, and our offices are located in Florida, Connecticut, New York, California and London.

LEARN MORE ABOUT ELLIOTT ›

Letters ›

Presentation ›

Press Releases ›

UPDATES

Sign Up, Stay Updated.

EMAIL ADDRESS   SUBSCRIBE

MEDIA

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

INVESTORS

Okapi Partners LLC
Direct / 212-297-0720
Toll Free / 877-629-6357
E / Investors@StrongerSouthwest.com

Stronger Southwest

©2024 ELLIOTT INVESTMENT MANAGEMENT L.P. ALL RIGHTS RESERVED.   PRIVACY POLICY DISCLAIMER

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 14, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 14, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,000 shares of Common Stock. Additionally, as of October 14, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 14, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,182 shares of Common Stock, Mr. Milton holds 1,853 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

Nominees

Elliott has nominated eight independent, highly qualified directors to Southwest's Board of Directors. These candidates include former airline CEOs and Deputy CEOs and candidates with complementary expertise in technology, hospitality, consumer-focused businesses, labor relations and regulatory oversight, including experience leading organizational change in these areas.



Michael Cawley
Former Deputy CEO, COO and CFO of Ryanair



David Cush
Former CEO of Virgin America



Sarah Feinberg
Former Transportation Regulator and Administrator of the Federal Railroad Administration



Hon. Joshua "Josh" Gotbaum
Seasoned Advisor to Companies and Labor Groups and Former Hawaiian Airlines Trustee



David "Dave" Grissen
Former Group President of Marriott International



Robert Milton
Former CEO of Air Canada and ACE Aviation Holdings and Former Chairman of United Airlines



Gregg Saretsky
Former CEO of WestJet



Patricia "Patty" Watson
CIO and CTO of NCR Atleos

UPDATES

Sign Up, Stay Updated.

EMAIL ADDRESS      SUBSCRIBE

MEDIA

Casey Friedman

Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

INVESTORS

Okapi Partners LLC

Direct / 212-297-0720
Toll Free / 877-629-6357
E / Investors@StrongerSouthwest.com





CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 14, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 14, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 14, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 14, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

Stronger Southwest

Elliott Investment Management L.P., which manages funds that together have an approximately 11% economic interest in Southwest Airlines, nominated eight independent, highly qualified candidates to Southwest's Board. These candidates include former airline CEOs and Deputy CEOs and candidates with complementary expertise in technology, hospitality, consumer-focused businesses, labor relations and regulatory oversight, including experience leading organizational change in these areas.

The Nominees give shareholders a choice between the Company's existing Board, which has delivered poor returns for shareholders and has not held management accountable for Southwest's unacceptable performance, or a new Board that brings relevant expertise, fresh thinking and accountability.

Highly Qualified Nominees to Deliver a Brighter Future for Southwest









Michael Cawley
Former Deputy CEO, COO and CFO of Ryanair

David Cush
Former CEO of Virgin America

Sarah Feinberg
Former Transportation Regulator and Administrator of the Federal Railroad Administration

Hon. Joshua "Josh" Gotbaum
Seasoned Advisor to Companies and Labor Groups and Former Hawaiian Airlines Trustee









David "Dave" Grissen
Former Group President of Marriott International

Robert Milton
Former CEO of Air Canada and ACE Aviation Holdings and Former Chairman of United Airlines

Gregg Saretsky
Former CEO of WestJet

Patricia "Patty" Watson
CIO and CTO of NCR Atleos

"In all our decades of investing, we cannot recall a proposed board slate so eminently qualified for the task at hand"

— Artisan Partners, Top Ten Active Shareholder

Elliott's Plan to Improve Southwest

We are convinced that Southwest represents the most compelling airline turnaround opportunity in the last two decades.

We are calling for three steps to put Southwest on the path to restoring its industry-leading position:



- Enhancing the Board
- Leadership Accountability
- Conducting a Comprehensive Business Review





About Elliott

Founded in 1977, Elliott Investment Management L.P. (together with its affiliates, "Elliott") is one of the oldest investment managers of its kind under continuous management. Elliott manages multi-strategy investment funds with approximately $69.7 billion of assets as of June 30, 2024. Our investors include pension funds, private endowments, charitable foundations, family offices and employees of the firm, and our offices are located in Florida, Connecticut, New York, California and London.

LEARN MORE ABOUT ELLIOTT >



Letters >



Presentation >



Press Releases >

UPDATES

Sign Up, Stay Updated.

EMAIL ADDRESS SUBSCRIBE



MEDIA
Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

INVESTORS
Okapi Partners LLC
Direct / 212-297-0720
Toll Free / 877-629-6357
E / Investors@StrongerSouthwest.com





Stronger Southwest

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the "Company"), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 14, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 14, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 14, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 14, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

WEBSITE UPDATES
OCTOBER 15, 2024

LISTEN TO OUR
Podcast

Stronger Southwest Podcast

Elliott's new #StrongerSouthwest podcast brings you the latest on our efforts to restore Southwest Airlines to its industry-leading position. We're bringing the conversation directly to shareholders, customers, employees, communities, and anyone who cares about Southwest.

To hear more, subscribe on Apple, Spotify, Simplecast, or YouTube.





S1: E1
Gregg Saretsky ›

Gregg Saretsky reflects on his journey through the airline industry, from working as a flight attendant and gate agent in college to serving as the president & CEO of WestJet, and how his experiences would add value to Southwest's Board of Directors.

UPDATES

Sign Up, Stay Updated.

EMAIL ADDRESS      **SUBSCRIBE**

MEDIA

Casey Friedman

Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

INVESTORS

Okapi Partners LLC

Direct / 212-297-0720
Toll Free / 877-629-6357
E / Investors@StrongerSouthwest.com





PRIVACY POLICY DISCLAIMER

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at a special meeting of shareholders of Southwest Airlines Co., a Texas corporation (the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 15, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 15, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 15, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 15, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock, and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.



STRONGER SOUTHWEST PODCAST

Episode 1 | Gregg Saretsky

Former CEO of WestJet





Gregg Saretsky, former CEO of WestJet
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Stronger Southwest Podcast
ELLIOTT

Stronger Southwest Podcast | EP2

Gregg Saretsky, former CEO of ...

00:00 18:42 1X

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Gregg Saretsky reflects on his journey through the airline industry, from working as a flight attendant and gate agent in college to serving as the president & CEO of WestJet, and how his experiences would add value to Southwest's Board of Directors.



VIEW GREGG'S FULL BIO

Episode Transcript

Bri (0:00)

Welcome to Stronger Southwest, the podcast where we bring you the latest in Elliott Investment Management's effort to restore Southwest Airlines to its industry-leading position.

Bri (0:12)

Joining me today is Gregg Saretsky, who brings over three decades of experience in the airline industry at three different airline companies, most recently as CEO of WestJet. Gregg, thanks so much for joining us today on the podcast.

Gregg (0:26)

Pleasure to be here.

Bri (0:28)

So, I'd like to start back to your university days, where you actually studied microbiology and biochemistry. So, running an airline is a bit different than being a doctor. So, how did you end up here instead of in the white coat?

Gregg (0:41)

Yeah, it's a bit of a leap, isn't it? I always thought I wanted to be a doctor, and so it was natural to pursue studies in biosciences when I went to college. And after my fourth year, I wrote the medical college admission test and got accepted and went into med school, did my first year there. And I started to think, "I'm not so sure this is really the career I want." And we had a family friend who was a doctor, and he was questioning, like, "Why are you interested in being a doctor? You know, there's so much administration and red tape." And this was a long time ago. And he said, "You know, I would encourage you to do something different. Like, if you think business might be a more interesting field, you should pursue business." So, I finished my first year, wrote my GMAT, went into the MBA program, got a business degree, started in banking, and that's how it all began. And eventually the banking career led to a troubled airline that needed help. And that's where I entered the airline business.

Bri (1:30)

And I also heard that you spent some time as a flight attendant and a gate agent during your university days?

Gregg (1:35)

I did. You know, I think I had the coolest job of anybody in college, of all my buddies. So, when they were going to work – I went to school in Vancouver, British Columbia, a big forestry industry, and they had a lot of summer help from college – so, they all went and worked in the forestry industry, and I had layovers in Paris and London and Frankfurt – it was pretty cool. My mother's French, I speak French, and I studied Spanish, and so those languages allowed me to have that opportunity to fly international. And I was with Air Canada, which, funny enough, ended up being the biggest competitor of WestJet, when I eventually got to WestJet. And after two years, the airline was going through a downsizing, so they didn't need me. And I made a leap in my summer job. Since I already had a taste in the airline business, I leapt to a company called Ward Air and became a passenger service agent. So, I worked in the airport, boarding flights, got to enjoy the hustle and bustle of getting aircraft on and off on time. They flew a fleet of widebody 747s and DC-10s to Europe and the Caribbean and Hawaii. So, it was kind of fun, you know, getting people off on their vacations.

Bri (2:34)

And I'm sure that definitely influenced your…once you rose to those leadership positions at different airlines. How do you think about that experience now?

Gregg (2:42)

Yeah. You know, I always say: that's where the aviation fuel got in my blood. Because I had a taste of, you know, a couple of different aspects. I got the privilege of flying around and got the travel bug at the same time. And I think it gave me a perspective later on in leadership positions of appreciating all that it takes to run the airline business, that everybody has a job to do, and they're all equally important. Right? That, you know, I, I think when I was a flight attendant, I thought, "Okay, how can I make this better for the customers that are flying with us today?" And when I was an agent, it's like, "Okay, if I get this plane out on time, then the people who are flying are going to get to where they want to be on time." And it was just a perspective, I think, that may have been a little bit different had I jumped right into a leadership role.

Bri (3:23)

Sure. So, I'd like to dive into your experience at Canadian Airlines International. And so, you joined during a very tumultuous time. So, it was this downturn of '91, you guys were facing increasing competitive pressures, you were the VP of marketing at the time. How was it during this turnaround?

Gregg (3:42)

Yeah, I call that "practiced dying," that time at Canadian Airlines. I joined when the company was first having financial difficulties, and they were looking for people that had MBA degrees and had a minimum of two years work experience. So, I came from finance at the bank and joined the finance department in a group called "Vision 2000." And the whole goal of this group, there was six of us and a VP dedicated to trying to imagine where the company could be in the year 2000. And this was 1985 when I joined Canadian Airlines. So, kind of looking out 15 years. And we got to work with all of the operating groups, and then on a rotation every six months, we went to a different group – trying to bring a different business/uninformed position. I got to ask a lot of crazy questions that led to some interesting answers. And so, I worked in maintenance, I worked in flight operations, I worked in the marketing department. And eventually, after several rotations, we got assigned to a department. And I ended up in marketing and worked in the planning department. And then ultimately years later as the VP of marketing – right at the time when the company was entering another phase of financial difficulty. Unfortunately, the company was overleveraged, had a very weak balance sheet. And so, any hiccup – oil crisis, economic downturn – any, any hiccup caused a real problem for the company's, you know, operating ability. And so I got put onto another team at that time that was working on a plan to figure out how we were going to survive this particular downturn. So, we ended up really reviewing our product. We ended up doing commercial relationships with different airlines. We joined the Oneworld Alliance. British Airways was a big partner of ours. We ended up moving our flights to continental Europe, we moved them all to London. So, a big network shift. And then on top of that, we did an equity participation by American Airlines, about 25% of Canadian Airlines equity. And we partnered with them, and they infused us not only with cash through that transaction, but a lot of the technology that the company desperately needed. And so, you know, we, I think that a couple of years following were probably the two most productive years financially for the organization, and there was a great feeling of "[Exhale], we survived that one; and now we actually have a platform that we can go forward on." And so, it was great to have that front row seat. I ended up being the senior vice president of the

transition, I think was my, my title. And it was like having a front row seat at a completely different piece of the business.

Bri (6:18)

And so, as the leader of this, of this transformation's transition, how would you apply that to Southwest and where they are today?

Gregg (6:27)

Well, I think there are a lot of parallels. You know, the thing about Southwest is they have a strong balance sheet, they have an incredible culture, they have a very storied history. And so, they have more raw materials to work with, certainly than we had when we were trying to figure out, you know, how we were going to put fuel in the aircraft next week sort of thing. But the things that we had to do in those days with respect to taking a deep dive and looking really critically at aspects of our business, I think are very much what needs to happen today at Southwest.

Bri (6:56)

Sure. And so, after your period of leading this transition, you jumped into another situation at Alaska where they were also in need of a turnaround. What was your role at Alaska?

Gregg (7:08)

Yeah, so, a little bit different because Alaska had always been a successful carrier. And on the heels of 9/11 – I joined Alaska just before 9/11 –and the airline, you know, airlines across the country were seeking government's help. Many of them filed for bankruptcy. Alaska was only one of two that didn't file for bankruptcy. Southwest was the other one. And the airline had to rethink what it was going to do, because clearly the future was going to look a little different than the past. There was lots of new security measures. It was going to impact how quickly we could turn aircraft. There was training events that had to take place. But most critically, demand had greatly diminished. People were afraid of flying. And so, we had more people and more planes than we needed, and we huddled as a leadership team – I was the senior vice president of planning at the time – and we asked ourselves a question: Is there something we could do here that would be different than everybody else? Since we're not in a bankruptcy situation, as they're retrenching, can we go forward? Before 9/11, we didn't fly east of the Rockies. So, after 9/11, we said, "Look, we've got too many planes flying up and down the West Coast. Let's keep them all flying and let's go east of the Rockies." So, we launched service to New York and Washington, Chicago, Denver. And that became the beginning of a brand new Alaska Airlines. And the cool thing was, we never had to furlough any employees. They all worked through it. Everybody put their shoulder to the wheel. You know, it was an exciting time because we were doing really different things, a little bit scary because, like, we had never come head-to-head with United and Delta and now we're flying into their hubs and taking them on. But it was really great. And I think, you know, looking through the rearview mirror in history, it was a really turning point for Alaska Airlines. And from that, they started all kinds of expansion. And I think we're only one of two airlines that didn't furlough people after 9/11. So, a turnaround for sure. But under very different circumstances. And, you know, we didn't have to seek bankruptcy because we were fortunate to have the strength of a strong balance sheet.

Bri (9:13)

And these two experiences gave you all the tools you needed to take on the CEO seat. So, you joined WestJet. And then very shortly after joining you became the CEO, and you led them through a massive period of expansion and really transformation. So, I'd love to hear a little bit about that and double click on your experience there.

Gregg (9:36)

Yeah, that was a highlight of a career for sure. I mean, first of all, WestJet was built on the Southwest formula. We were the Southwest of Canada: low-cost airline, single fleet, highly productive flying point to point. And 1996 was the year they were born. And of course, during the early days, they came under tremendous pressure from the incumbent carriers, Canadian Airlines and Air Canada. And there were a few lean years. I was not part of the company at that point. I joined when they were 12 years old. And so, they had reached the point of maturity and financial success, but they needed to start a new chapter. And so, you know, Yogi Berra coined the phrase, "When you get to a fork in the road, take it." And we were at that fork, and we took one. And we decided that we needed to do something a little bit different. We wanted to drive a better financial performance. The company had never set a return on invested capital target for itself. So, we said, look, we need to start measuring ourselves by the shareholders who are investing in us expect a return, and for us to give them a great return, we have to have an ROIC goal. So, we set that goal, and we set it at 10% to start. Happy to say that over my eight years as CEO we achieved 11.8%. So, but to get there, we changed our formula a lot. We moved away from the pure play ULCC. We added a premium economy section. We started a new airline that provided regional feed. We changed our network. We ended up bringing in some – four – old Qantas 767s to start testing the water with long haul flying. Canada's a big country, but of very few people. And so, to grow, to continue to grow, you have to keep finding new shores to fly to. And so, for us, it was, gosh, that the net that we needed to cast further should probably include Europe. Canada is a country of immigrants, mostly from Europe. And so, there's a big pleasure vacation market but also visiting family and relatives market. So, we did a whole bunch of things that were very, very different. And at first, you know, the analysts were a bit skeptical that, gosh, this doesn't look anything like the WestJet that was the Southwest model. And yet we were able to continue to grow and expand. We achieved an investment grade credit rating. Employees who started their careers had very fast opportunities for advancement. It was just a fun place to work. And then the thing that we had to really guard for through that whole period of time was the culture, because like Southwest, WestJet was built on their formula and their formula was all about the people. And so, when you're really stretching the boundaries of what people had come to expect after 12

years, it puts a lot of pressure on the culture. And they're doing things that were very different than they ever thought they would be doing. So, we were very mindful of that and brought the employees in early into discussions and made them very much insiders. It's very difficult with a publicly traded company to share information that's not public, but, to the degree that the lawyers said we could, we made them insiders on the plans. They knew exactly where we were going, what we were attempting to do and why. And with that, it really built a lot of, I think, credibility and the employees went along happily with the ride.

Bri (12:52)

And I think that this kind of relates really well to Southwest and where they are today, considering a lot of these value creation levers. And so how do you think about innovation at Southwest but also maintaining the culture that they're known for?

Gregg (13:07)

Well, that's the real secret sauce, right? Is being able to make these changes and keep the culture strong. You know, if a company loses its way, it loses its culture. And so, you really have to be mindful of both those things simultaneously. We're not dealing with a company in financial crisis. The strength of their balance sheet and the strength of their culture will carry them through this rough water. But I think, like we experienced at WestJet. Keeping an open mind to the realm of possibility is really important, and saying that you'll never do things, I would say "never" is too firm a word, right? And saying "we will never" is a really bad place to start, because I think it really limits your opportunity. That would be my advice to folks from Southwest, is: Keep an open mind. The things that you said you would never do, you probably will at some point. But the way you do them is going to be really important, so you don't damage the culture.

Bri (13:58)

So, while you were at WestJet, there was a unionization effort. How does that inform your ability to relate with labor unions on the board of Southwest?

Gregg (14:12)

We had an employee association, so there was a flight attendant association, a pilot association. And what we did with them is we got them all together, monthly. And we had an employee association meeting that I chaired, and so they could bring their issues. And frankly, it was a form that created a lot of great dialogue. I heard firsthand what was going on in their world and what they had some concern about and had the opportunity to then address it immediately. The pilots decided that the union might actually be a better way of bringing their pilot group together. So, I don't think it really changed much, other than now there was that third party, and you were dealing – instead of with the employees themselves – you were dealing with the business unit of the union, most of whom were employees, in any event, pilots of WestJet. I don't think it changed really how you should be dealing with people. I always say you get the union you deserve. If you don't treat your employees well, you're going to have a very cranky union and you're going to pay for it and probably deserve that. But if you treat them well, then you should be able to operate just as effectively with a union and make sure that, you know, their issues are addressed. I think where companies get into trouble with unions is not seeing the organization as the voice of the employees of your company. And that's a big mistake. Great union relationships are founded on really making the investment of ensuring that issues are brought in a timely fashion and dealt with.

Bri (15:28)

And for our listeners who may be employees of Southwest, what's a message that you'd like to convey to them?

Gregg (15:36)

I think it's a message of hope. I mean, it's the same reason why we were attracted to this opportunity to potentially be part of the Southwest Airlines story. It's a great company with a great history, with so many things to leverage. And, you know, employees, they're going to be skeptical, maybe even fearful or have some anxiety. And my advice to them was just keep an open mind and go along for the ride. You have a great company, and we can make it better together.

Bri (16:01)

And WestJet's culture and their history of putting their people first is very similar to Southwest. How do you see your experience there helping you on the board of Southwest?

Gregg (16:11)

Yeah. I mean, we ripped that off from the Southwest playbook. So, and, you know, we had profit sharing at WestJet, as do Southwest employees. Now, when the company doesn't perform, there's not much profit to share, and that becomes a big disincentive to employees. So, it kind of has the opposite effect. What we found is that as we made these changes and we became more profitable, the employees got to share in that through the gain sharing programs, through profit sharing. And that was motivating to themselves. I mean, I remember stories that flight attendants would tell me that, you know, they paid their kids' way through college on their profit-sharing checks. How cool is that? Right? And so, there has to be skin in the game. I think the employees, really, they're so central to everything a company does, not just in the airline business, but perhaps more in the airline business than

the employees, really, they're so central to everything a company does, not just in the airline business, but perhaps more in the airline business than elsewhere, because it is a people business. You're taking people on their trips of a lifetime or, you know, to weddings and family events, and the employees have a great opportunity to influence that in a very positive way. So, as a member of the leadership team or as a member of the board, I think we need to keep that front and center in our minds. Like, how do we engage the minds and the hearts of employees as we drive through a transition? So that when we exit on the other side, they feel really good about where we've exited?

Bri (17:25)

And I've been asking all of our candidates this. So, what excites you most about the possibility of joining the Southwest Board?

Gregg (17:32)

Well, I think it's just, you know, having spent ten years of my life at the Southwest of Canada, and having been a part of some exciting changes that led to great outcomes, the opportunity to be part of the grandfather of the low cost carriers, to help them get back to a point of real prominence and profitability in the industry. You know, Southwest just has such a great story and such a great history and so many good things to be proud of and to leverage, that being a part of that, as an airline person, would be the best thing possible.

Bri (18:07)

Thanks, Gregg, so much for joining us today. I'm sure our listeners really enjoyed getting to know you a little bit and thank you so much for your willingness to serve Southwest.

Gregg (18:15)

It was great to be here, Bri. Thank you.

Bri (18:20)

For more information about the candidates, as well as information on how to vote, visit StrongerSouthwest.com. And please remember to subscribe to this podcast so you can stay updated with the latest episodes. Thank you and see you next time.

 
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Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at a special meeting of shareholders of Southwest Airlines Co., a Texas corporation (the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 15, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 15, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 15, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 15, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock, and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.



Nominees



Gregg Saretsky

FORMER CEO OF WESTJET

Gregg Saretsky brings significant leadership experience and industry knowledge with a nearly 40-year career in aviation, including having served as CEO of WestJet for eight years. At WestJet, Saretsky led the evolution of the airline from providing a one-dimensional product offering to having a modern commercial strategy, generating a total shareholder return of more than 100% during his tenure as CEO. Prior to WestJet, Saretsky served in a number of senior-level commercial and operational roles at Alaska Airlines, including Executive Vice President of Flight Operations & Marketing. Saretsky's extensive industry knowledge and learnings from driving transformational change would be valuable to the Southwest Board in guiding and overseeing strategic changes at the Company. Saretsky is also a current director of IndiGo and RECARO Aircraft Seating.



Stronger Southwest Podcast
ELLIOTT

Stronger Southwest Podcast | EP2

Gregg Saretsky, former CEO of WestJet



00:00 18:42 1X

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Stronger Southwest

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** proxy card with the Securities and

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at a special meeting of shareholders of Southwest Airlines Co., a Texas corporation (the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 15, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 15, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 15, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 15, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock, and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.



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CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at a special meeting of shareholders of Southwest Airlines Co., a Texas corporation (the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. ("EIM"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer ("Singer"), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of October 15, 2024, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the "Common Stock"), outstanding. As of October 15, 2024, EIM, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of October 15, 2024, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of October 15, 2024, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock, and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

